Correspondence

COMMENT #1: CRITICAL ACCOUNTING POLICIES:
------------------------------------------

We note that management is required to make estimates and use assumptions under certain revenue models utilized by the Company (e.g., percentage of completion, milestones, cost reimbursement contracts) and accordingly, you consider revenue recognition as one of your critical accounting policies; however, such disclosures should supplement, not duplicate, the description of the accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information in the financial condition and operating performance and address why the Company's accounting estimates or assumptions bear the risk of change. For example, with respect to your estimates and assumptions used in revenue recognition you should consider discussing, to the extent material, factors such as how you arrive at your estimates, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. In this regard, we believe you should consider revising your disclosures in your critical accounting estimates to address the factors discussed above, to the extent material, rather than duplicate your accounting policy from the notes to the financial statements. Please refer to the guidance in FR-72 (Release No. 33-8350).

Response
--------

As suggested by the Staff, Management will revise our critical accounting policy disclosures in future filings to further clarify our estimates and assumptions used in revenue recognition. Our proposed revision to be included in future filings to our critical accounting estimates is presented below.

Filtration  / Fluid Flow  Operating  Unit:
------------------------------------------

Within the Filtration / Fluid Flow operating unit, approximately 75% of operating unit revenues (30% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 25% of operating unit revenues (10% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" because the Company manufactures complex products for aerospace and military customers under production contracts. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, and the timing of product deliveries. These estimates are based on Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely affect financial performance if they increase estimated project costs at completion, or positively affect financial performance if they decrease estimated project costs at completion. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its estimates to assess revisions in contract values and estimated costs at completion.

Communications Segment:
-----------------------


Within the Communications segment, approximately 90% of the segment's revenue arrangements (30% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." The application of software revenue recognition requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements, or vendor-specific objective evidence of fair value ("VSOE"). Changes to the elements in a software arrangement, and the ability to identify VSOE for those elements could materially impact the amount of earned and/or deferred revenue. There have been no material changes to these estimates for the financial statement periods presented and the Company believes that these estimates generally should not be subject to significant variation in the future. The remaining 10% of the segment's revenues represent products sold under a single element arrangement and are recognized when products are delivered to unaffiliated customers.

Test  Segment:
--------------

Within the Test segment, approximately 65% of revenues (18% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The application of EITF 00-21 requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a stand-alone basis. Changes to these elements could affect the timing of revenue recognition. There have been no material changes to these elements for the financial statement periods presented.

Approximately 35% of the Test segment revenues (10% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, "Accounting for the Performance of Construction-Type and Certain Production-Type Contracts" due to the complex nature of the enclosures that are designed and produced under these contracts. As discussed above, this method of accounting involves the use of various estimating techniques to project costs at completion, which are based on Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely or positively affect financial performance. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its contract estimates to assess revisions in contract values and estimated costs at completion.



COMMENT #2:  NOTE 1.  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES  (e) REVENUE
--------------------------------------------------------------------------------
             RECOGNITION
             -----------


Based on your current revenue recognition accounting policies you indicate that the majority of your revenues are recognized upon product shipment or when services are performed, and that other revenue recognition methods are also used depending on the terms of the contract or arrangement. However, your disclosures appear only to provide general descriptions of your broad number of revenue recognition methods and do not elaborate on how such methods relate to your specific product and service offerings. That is, the information included in your current revenue recognition footnote is insufficient to provide a reader with a clear understanding of how each of the revenue methods employed by the Company and its respective criteria for recognition applies to your product and service offerings, and, furthermore, the context necessary to assess the significance of each type of revenue stream relative to your consolidated financial statements. For example, you state revenue recognition under long-term contracts, for which delivery is an inappropriate measure of performance, the percentage of completion method is used; however, there is no explanation as to why delivery is an inappropriate measure of performance, or alternatively, why percentage of completion is appropriate rather than other methods used by the Company such as milestone-based or when specific contract terms are fulfilled. Another example includes your disclosure with respect to cost reimbursement contracts in which case revenue is recognized as costs are incurred plus a fixed fee, but it is unclear which of the Company's products and/or service offering(s) that this method of recognition is relevant and why. Furthermore, it is unknown whether there are circumstances that exist where the Company may be liable for or obligated to repay any of the funds and if so, how such funds are accounted for within the financial statements. In this regard, we believe you should revise future filings to clarify your revenue recognition policy to provide in clear and complete detail of the information necessary for a reader to understand the application of the Company's revenue recognition methods relative to its various product and service offerings. For each method, please discuss the products and services involved and why such method is appropriate for recognition. This will provide enhanced clarity and transparency within your current disclosures. Note that for revenue methods that do not generally represents a material portion of the company's revenue, you may quantify or specifically discuss in the footnote why you do not consider it to be material. Please provide us with your proposed revisions.

Response
--------

As suggested by the Staff, Management will revise future filings to clarify our revenue recognition policy to provide in clear and complete detail the information necessary for a reader to understand the application of the Company's revenue recognition methods relative to its various product and service offerings. Our proposed revision to our Summary of Significant Accounting Policies in future filings is provided below.

Filtration  / Fluid Flow  Operating  Unit:
------------------------------------------

Within the Filtration / Fluid Flow operating unit, approximately 75% of operating unit revenues (30% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 25% of operating unit revenues (10% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Products accounted for under SOP 81-1 include the design, development and manufacture of complex fluid control products, quiet valves, manifolds and systems primarily for the aerospace and military markets. For arrangements that are accounted for under SOP 81-1, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on units delivered. The percentage-of-completion method of accounting involves the use of various estimating techniques of expected costs at completion.

Communications  Segment:
------------------------

Within the Communications segment, approximately 90% of the segment's revenue arrangements (30% of consolidated revenues) contain software components. Revenue under these arrangements is recognized in accordance with Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." The segment's software revenue arrangements generally include multiple products and services, or "elements" consisting of meter and substation hardware, meter reading system software, software support (post-contract customer support "PCS") and program management support. These arrangements typically require the Company to deliver software at the inception of the arrangement while the hardware, software support and program management support are delivered over the contractual deployment period. These revenue arrangements are divided into separate units of accounting if the delivered item(s) has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. For multiple element arrangements, revenue is allocated to the individual elements based on vendor-specific objective evidence of fair value ("VSOE") of the individual elements.

The application of these principles requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements. The VSOE of the undelivered elements is determined based on the historical evidence of stand-alone sales of these elements to customers. Hardware revenues are generally recognized at the time of shipment or receipt by customer depending upon contract terms. VSOE generally does not exist for the software element, therefore, the Company uses the residual method to recognize revenue when VSOE exists for all other undelivered elements. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

SOP 97-2 requires the seller of software that includes post-contract customer support (PCS) to establish VSOE of the undelivered element of the contract in order to account separately for the PCS revenue. The Company determines VSOE by a consistent pricing of PCS and PCS renewals as a percentage of the software license fees and by reference to contractual renewals, when the renewal terms are substantive. Revenues for PCS are recognized ratably over the maintenance term specified in the contract (generally in 12 monthly increments). Revenues for program management support are recognized when services have been provided. The Company determines VSOE for program management support based on hourly rates when services are performed separately.

Deferred revenue is recorded for products or services that have not been provided but have been invoiced under contractual agreements or paid for by a customer, or when products or services have been provided but the criteria for revenue recognition have not been met. If there is a customer acceptance provision or there is uncertainty about customer acceptance, revenue is deferred until the customer has accepted the product or service.

Approximately 10% of segment revenues (4% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Products include the SecurVision digital video surveillance systems.

Test  Segment:
--------------

Within the Test segment, approximately 65% of revenues (18% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements which are accounted for under the provisions of EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The multiple elements generally consist of materials and installation services used in the construction and installation of standard shielded enclosures to measure and contain magnetic and electromagnetic energy. The installation process does not involve changes to the features or capabilities of the equipment and does not require proprietary information about the equipment in order for the installed equipment to perform to specifications. There is objective and reliable evidence of fair value for each of the units of accounting, as a result, the arrangement revenue is allocated to the separate units of accounting based on their relative fair values. Typically, fair value is the price of the deliverable when it is regularly sold on a stand-alone basis.

Approximately 35% of the segment's revenues (10% of consolidated revenues) are recorded under the percentage-of-completion provisions of SOP 81-1, "Accounting for the Performance of Construction-Type and Certain Production-Type Contracts" due to the complex nature of the enclosures that are designed and produced under these contracts. Products accounted for under SOP 81-1 include the construction and installation of complex test chambers to a buyer's specifications that provide its customers with the ability to measure and contain magnetic, electromagnetic and acoustic energy. As discussed above, for arrangements that are accounted for under SOP 81-1, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on either (a) units delivered or (b) contract milestones.

If a reliable measure of output cannot be established, (which applies in less than 8% of Test segment revenues or 2% of consolidated revenues) input measures (e.g., costs incurred) are used to recognize revenue. Given the nature of the Company's operations related to these contracts, costs incurred represent an appropriate measure of progress towards completion.

The percentage-of-completion method of accounting involves the use of various estimating techniques of expected costs at completion. These estimates are based on Management's judgment and the Company's extensive experience in developing these types of estimates.


COMMENT #3:  NOTE 1.  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES  (e) REVENUE
--------------------------------------------------------------------------------
             RECOGNITION
             -----------


Further, we also note that you enter into multiple element arrangements for which you account for such arrangements in accordance with EITF No. 00-21 and SOP No. 81-1. Please explain to us and revise future filings to describe the multiple elements typically involved in such arrangements and, for elements where fair value has been determined by the Company, disclose the objective evidence used specifically in determining its respective fair value and its impact on the timing of revenue recognition.



Response
--------

As suggested by the Staff, Management will revise future filings to describe the multiple element arrangements in accordance with EITF 00-21 and SOP 81-1. Our proposed revision to our future filings is included in response to comment #2 above.



COMMENT #4:  NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (e) REVENUE
---------------------------------------------------------------------------
             RECOGNITION
             -----------

We note your disclosure on page 3 of Form 10-K indicates that your two-way communication systems (i.e. TWACS systems) for the electric utility industry are comprised of software in addition to equipment and support services, and according to your revenue footnote you follow the guidance outlined in SOP No. 97-2 for arrangements which involve software. We also note that revenue generated from the sales of TWACS systems represented a significant portion of total revenues in fiscal years 2005, 2004 and 2003 or 28%, 31% and 34%, respectively. In this regard, we would expect your accounting policy to discuss the nature and accounting recognition for such software revenue arrangements at length in light of the complexities relative to the recognition of software revenue and significance of such software revenues to your consolidated financial statements. However, we note your disclosure provides only a brief description of your policy in generic terms and, therefore, does not supply a reader with meaningful information or the insight necessary to obtain an understanding of how the guidance prescribed in SOP 97-2 and its application affects the timing of the Company's recognition of software revenue. In this regard, we believe you should significantly expand your footnote in future filings to discuss your accounting for software revenue arrangements relative to your product and service offerings and how your accounting recognition complies with SOP 97-2. In addition to the items mentioned above, your revised disclosure should consider: (1) The types of products and services involved in transactions
(2) Whether vendor specific objective evidence of fair value (VSOE) has been established for any of the multiple elements and if so, identifying such elements and the method for which VSOE was established in accordance with SOP 97-2 and; (3) How the establishment of VSOE for any of the multiple element arrangements noted in (2) above affected the timing of your revenue recognition. Please revise future filings accordingly and provide us with your revised disclosures.

Response
--------

As suggested by the Staff, Management will revise future filings to discuss the nature and accounting recognition for software revenue arrangements as outlined in the guidance provided in SOP 97-2. Our proposed revision to our future filings is included in response to comment #2 above.